UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Xueda Education Group

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

98418W109 (1)

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

__________________________________

(1) This CUSIP number applies to the Issuer's American Depositary Shares, each representing two Ordinary Shares of the Issuer.

CUSIP NO.: 98418W109

(1)	NAME OF REPORTING PERSONS
CDH Xueda Limited (“CDH Xueda”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
14,429,502 Ordinary Shares in the form of American Depositary Shares of the Issuer (“ADSs”), each representing two Ordinary Shares. Each of CDH Venture Partners, L.P. (“CDH Fund”) and CDH Venture GP I Company Limited (“GP”) may also be deemed to have sole dispositive power with respect to such shares. (See Item 4)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
14,429,502 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares of the Issuer. Each of CDH Fund and GP may also be deemed to have sole dispositive power with respect to such shares. (See Item 4)
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,429,502 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares of the Issuer
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.6%[1]
(12)	TYPE OF REPORTING PERSON
CO

1 Percentage calculated based on 124,659,037 ordinary shares of the Issuer, par value $0.0001 per share (“Ordinary Shares”) issued and outstanding as of December 31, 2014.

CUSIP NO.: 98418W109

(1)	NAME OF REPORTING PERSONS
CDH Venture Partners, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
14,429,502 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares. Each of CDH Xueda and GP may also be deemed to have sole dispositive power with respect to the above shares. (See Item 4)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
14,429,502 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares. Each of CDH Xueda and GP may also be deemed to have sole dispositive power with respect to the above shares. (See Item 4)
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,429,502 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares of the Issuer.
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.6%[1]
(12)	TYPE OF REPORTING PERSON
PN

1 Percentage calculated based on 124,659,037 Ordinary Shares issued and outstanding as of December 31, 2014.

CUSIP NO.: 98418W109

(1)	NAME OF REPORTING PERSONS
CDH Venture GP I Company Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
14,429,502 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares. Each of CDH Xueda and CDH Fund may also be deemed to have sole dispositive power with respect to the above shares. (See Item 4)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
14,429,502 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares. Each of CDH Xueda and CDH Fund may also be deemed to have sole dispositive power with respect to the above shares. (See Item 4)
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,429,502 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares of the Issuer.
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.6%[1]
(12)	TYPE OF REPORTING PERSON
CO

1 Percentage calculated based on 124,659,037 Ordinary Shares issued and outstanding as of December 31, 2014.

Item 1(a).	Name of Issuer:

Xueda Education Group (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

A-4 Xibahe Beili, Chaoyang District
Beijing 100028
People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by and on behalf of:

(a) CDH Xueda Limited;
(b) CDH Venture Partners, L.P.; and
(c) CDH Venture GP I Company Limited.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For CDH Xueda:

Kingston Chambers

P.O. Box 173, Road Town, Tortola

British Virgin Islands

For CDH Fund:

Ugland House, P.O. Box 309GT
South Church Street, George Town
Grand Cayman, KY1-1104
Cayman Islands

For GP:

Ugland House, P.O. Box 309GT
South Church Street, George Town
Grand Cayman, KY1-1104
Cayman Islands

Item 2(c).	Citizenship:

CDH Xueda is a British Virgin Islands company. CDH Fund is a Cayman Islands limited liability partnership. GP is a Cayman Islands company.

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

98418W109

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4	Ownership:

The following table sets forth the beneficial ownership of the Ordinary Shares by each of the reporting persons as of December 31, 2014. The percentages are based on 124,659,037 Ordinary Shares issued and outstanding as of December 31, 2014, as derived from the Issuer’s corporate records.

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
CDH Xueda	14,429,502	11.6%	14,429,502	0	14,429,502	0
CDH Fund	14,429,502	11.6%	14,429,502	0	14,429,502	0
GP	14,429,502	11.6%	14,429,502	0	14,429,502	0

CDH Xueda is the record holder of 14,429,502 Ordinary Shares in the form of ADSs, each representing two Ordinary Shares. CDH Xueda is 100% owned by CDH Fund, whose general partner is GP. GP has the power to direct CDH Fund as to the voting and disposition of any Ordinary Shares directly and indirectly held by CDH Fund.

The investment committee of GP comprises Shangzhi Wu, Shuge Jiao and William Hsu. Changes to the investment committee require the approval of the directors of GP. The directors of GP are nominated by the principal shareholders of GP, being (i) China Venture Team, L.P. and (ii) CDH Venture Holdings Company Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Shangzhi Wu, Shuge Jiao and William Hsu may be deemed to share beneficial ownership of the Ordinary Shares directly held by CDH Xueda. Each of Shangzhi Wu, Shuge Jiao and William Hsu disclaims the beneficial ownership of any of the Ordinary Shares directly held by CDH Xueda, except to the extent of each of their pecuniary interests therein.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

The members of this group are set forth as reporting persons on Schedule 13G.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

CDH Xueda Limited

By:	/s/ William Hsu
Name: William Hsu Title: Director

CDH Venture Partners, L.P. By: CDH Venture GP I Company Limited, its general partner
By:	/s/ William Hsu
Name: William Hsu Title: Director

CDH Venture GP I Company Limited

By:	/s/ William Hsu
Name: William Hsu Title: Director

[Signature Page to Schedule 13G/A]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.0001 per share, of Xueda Education Group, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 12, 2015.

CDH Xueda Limited

By:	/s/ William Hsu
Name: William Hsu Title: Director

CDH Venture Partners, L.P. By: CDH Venture GP I Company Limited, its general partner
By:	/s/ William Hsu
Name: William Hsu Title: Director

CDH Venture GP I Company Limited

By:	/s/ William Hsu
Name: William Hsu Title: Director

[Signature Page to Joint Filing Agreement, Schedule 13G/A]